UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  SEPRACOR INC.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                    ---------------------------------------
                         (Title of Class of Securities)

                                    817315104
                             ---------------------
                                 (CUSIP Number)

                                  March 6, 1998
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 31 Pages
                             Exhibit Index: Page 24

                                  SCHEDULE 13G

CUSIP No. 817315104                                           Page 2 of 31 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                740,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 740,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            740,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.66%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 817315104                                           Page 3 of 31 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                450,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                740,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 450,000
    With
                           8        Shared Dispositive Power
                                          740,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,190,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.28%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 817315104                                           Page 4 of 31 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                740,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          740,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            740,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.66%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 817315104                                           Page 5 of 31 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                               185,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                185,000
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            185,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                     .67%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 817315104                                           Page 6 of 31 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                               185,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                185,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            185,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                     .67%

12       Type of Reporting Person*

                  PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 817315104                                           Page 7 of 31 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                               366,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                366,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            366,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.32%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 817315104                                           Page 8 of 31 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                184,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                184,000
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            184,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .66%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 817315104                                           Page 9 of 31 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                550,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 550,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            550,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.98%

12       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 817315104                                          Page 10 of 31 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                550,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 550,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            550,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.98%

12       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 817315104                                          Page 11 of 31 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                735,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 735,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            735,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]


11       Percent of Class Represented By Amount in Row (9)

                                    2.64%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 31 Pages


Item 1(a)           Name of Issuer:

                    Sepracor Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    111 Locke Drive, Marlborough, Massachusetts 01757.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    ii)  Mr. George Soros ("Mr. Soros");

                    iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                    iv) Winston Partners, L.P., a Delaware limited partnership ("Winston L.P.");

                    v) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                    vi) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                    vii) Winston Partners II LLC, a Delaware  limited  liability company ("Winston LLC");

                    viii)Chatterjee  Advisors LLC, a Delaware limited  liability company ("Chatterjee Advisors");

                    ix) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management"); and

                    x)   Dr. Purnendu Chatterjee ("Dr. Chatterjee").



                    This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Winston L.P., Winston LDC, Winston LLC and Mr. Soros.

                    SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is Lead Portfolio Manager of SFM LLC and a member of the management committee of SFM LLC.

                                                             Page 13 of 31 Pages


                    CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM. Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

                    Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

                    Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

                    Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.


Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)           Citizenship:

                    i)   SFM LLC is a Delaware limited liability company;

                    ii)  Mr. Soros is a United States citizen;

                    iii) Mr. Druckenmiller is a United States citizen;

                    iv)  Winston L.P. is a Delaware limited partnership;

                    v)   CFM is a Delaware limited partnership;

                    vi) Winston LDC is a Cayman Islands exempted limited duration company;

                    vii) Winston LLC is a Delaware limited liability company;

                    viii)Chatterjee  Advisors  is a Delaware  limited  liability company;

                    ix)  Chatterjee Management is a Delaware corporation; and

                                                             Page 14 of 31 Pages


                    x)   Dr. Chatterjee is a United States citizen.


Item 2(d)           Title of Class of Securities:

                         Common Stock, $.10 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         817315104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

                                                             Page 15 of 31 Pages


Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 740,000 Shares held for the account of Quantum Partners.

                         (ii) Mr.  Soros may be deemed the  beneficial  owner of
                              1,190,000 Shares. This number consists of (A) the 740,000 Shares held for the account of Quantum Partners and (B) the 450,000 Shares held for his personal account.

                         (iii)Each of  Winston  L.P.  and CFM may be deemed  the
                              beneficial owner of the 185,000 Shares held for the account of Winston Partners.

                         (iv) Winston LDC may be deemed the beneficial  owner of
                              366,000 Shares held for its account.

                         (v) Winston LLC may be deemed the beneficial owner of 184,000 Shares held for its account.

                         (vi) Each  of  Chatterjee   Management  and  Chatterjee
                              Advisors may be deemed the beneficial owner of 550,000 Shares. This number consists of (A) 366,000 Shares held for the account of Winston LDC and (B) 184,000 Shares held for the account of Winston LLC.

                         (vii)Dr.  Chatterjee may be deemed the beneficial owner
                              of 735,000 Shares. This number consists of (A) 550,000 Shares which Chatterjee Management and Chatterjee Advisors may be deemed to own beneficially and (B) 185,000 Shares held for the account of Winston L.P.


Item 4(b)           Percent of Class:

                         (i) The number of Shares of which each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 2.66% of the total number of Shares outstanding.

                         (ii) The  number of  Shares  of which Mr.  Soros may be
                              deemed to be the beneficial owner constitutes approximately 4.28% of the total number of Shares outstanding.

                         (iii)The  number  of Shares  of which  each of  Winston
                              L.P. and CFM may be deemed to be the beneficial owner constitutes approximately .67% of the total number of Shares outstanding.

                         (iv) The number of Shares of which  Winston  LDC may be
                              deemed to be the beneficial owner constitutes approximately 1.32% of the total number of Shares outstanding.

                                                             Page 16 of 31 Pages


                         (v) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately .67% of the total number of Shares outstanding.

                         (vi) The number of Shares of which  each of  Chatterjee
                              Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 1.98% of the total number of Shares outstanding.

                         (vii)The number of Shares of which Dr.  Chatterjee  may
                              be deemed to be the beneficial owner constitutes approximately 2.64% of the total number of Shares outstanding.

                         Dr. Chatterjee has reached  understandings with each of
Quantum Partners and SFM LLC pursuant to which Dr. Chatterjee will furnish to each of Quantum Partners and SFM LLC recommendations concerning transactions in the Shares. It is contemplated by the Reporting Persons that Dr. Chatterjee will share in any profits with respect to Shares held for the account of Quantum Partners and in any profits or losses with respect to Shares held for the account of Mr. Soros.

                                                             Page 17 of 31 Pages


Item 4(c)           Number of shares as to which such person has:

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:                 740,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   740,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                 450,000

          (ii) Shared power to vote or to direct the vote:               740,000

          (iii) Sole power to dispose or to direct the disposition of:   450,000

          (iv) Shared power to dispose or to direct the disposition of:  740,000

          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               740,000

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  740,000

          Winston L.P.
          ------------

          (i)  Sole power to vote or to direct the vote:                 185,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   185,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          CFM
          ---

          (i)  Sole power to vote or to direct the vote:                 185,000

          (ii) Shared power to vote or to direct the vote:                     0

                                                             Page 18 of 31 Pages



          (iii) Sole power to dispose or to direct the disposition of:   185,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Winston LDC
          -----------

          (i)  Sole power to vote or to direct the vote:                 366,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   366,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Winston LLC
          -----------

          (i)  Sole power to vote or to direct the vote:                 184,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   184,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Chatterjee Advisors
          -------------------

          (i)  Sole power to vote or to direct the vote:                 550,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   550,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Chatterjee Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:                 550,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   550,000

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                             Page 19 of 31 Pages


          Dr. Chatterjee
          --------------

          (i)  Sole power to vote or to direct the vote:                 735,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   735,000

          (iv) Shared power to dispose or to direct the disposition of:        0

Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for his personal account.

                    (iii)The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Winston L.P. in accordance with their ownership interests in Winston L.P.

                    (iv) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                    (v) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

               Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros, Winston L.P., Winston LDC and Winston LLC. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC and Winston LLC. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Mr. Soros, Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LLC, Quantum Partners and Mr. Soros. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC, Mr. Soros and Quantum Partners. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Quantum Partners and Mr. Soros. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros and Quantum Partners.

                                                             Page 20 of 31 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 21 of 31 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 6, 1998               SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


Date:  March 6, 1998               GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  March 6, 1998               STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  March 6, 1998               WINSTON PARTNERS, L.P.

                                   By:  Chatterjee Fund Management, L.P.,
                                        its General Partner

                                        By:  Purnendu Chatterjee,
                                             Its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 22 of 31 Pages


Date:  March 6, 1998               CHATTERJEE FUND MANAGEMENT, L.P.

                                   By: Purnendu Chatterjee,
                                       its General Partner

                                       By:   /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  March 6, 1998               WINSTON PARTNERS II LDC

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date:  March 6, 1998               WINSTON PARTNERS II LLC

                                   By:  Chatterjee Advisors LLC, its Manager

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


Date:  March 6, 1998               CHATTERJEE ADVISORS LLC

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Manager


Date:  March 6, 1998               CHATTERJEE MANAGEMENT COMPANY

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President

                                                             Page 23 of 31 Pages



Date:  March 6, 1998               PURNENDU CHATTERJEE

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 24 of 31 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................         25

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................         26

C.        Power of  Attorney  dated May 31,  1995  granted by Dr.
          Chatterjee in favor of Mr. Peter Hurwitz...............         27

D.        Power of Attorney  dated  October  25, 1996  granted by
          Winston   Partners  II  LDC  in  favor  of  Mr.   Peter
          Hurwitz................................................         28

E.        Joint Filing Agreement dated March 6, 1998 by and among
          Soros  Fund  Management  LLC,  Mr.  George  Soros,  Mr.
          Stanley  F.  Druckenmiller,   Winston  Partners,  L.P.,
          Chatterjee Fund Management,  L.P.,  Winston Partners II
          LDC, Winston Partners II LLC,  Chatterjee Advisors LLC,
          Chatterjee   Management   Company   and  Dr.   Purnendu
          Chatterjee.............................................         29